RICHARDSON & PATEL LLP
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Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

September 1, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC, 20549
Attn.:	Patrick Enunwaonye
Gary Todd

Re:	China Energy Savings Technology, Inc. Form 10-KSB for the fiscal year ended September 30, 2004 Form 10-QSB for the quarter ended December 31, 2004 File No. 000-31047

Messrs. Enunwaonye and Todd:

On behalf of China Energy Savings Technology, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comment letter dated August 18, 2005 with respect to the above referenced periodic reports of the Company. We have reproduced the Staff’s comment and have followed the comment with the Company’s response. References in this letter to “we,”“our” or “us” mean the Company or its advisors, as the context may require.

Forms 10-QSB for Fiscal 2005

1.
We refer to your response to prior comment 4. In reverse merger transactions the financial statements of the accounting acquirer become the financial statements of the registrant pursuant to GAAP. In these instances we look to the financial statements of the accounting acquirer in assessing continuing SB eligibility. The amounts of revenues report by Rim Holdings prior to the reverse merger are not relevant under reverse merger accounting and are not considered in assessing the continuing SB eligibility of the accounting acquirer. China Energy’s financial statements report audited revenues totaling $30,997,070 in fiscal 2004 and $31,057,877 in fiscal 2003. Accordingly, China Energy has reported two consecutive years of audited revenues in excess of $25 million. Under Regulation S-B China Energy exited the small business reporting system on October 1, 2004. Appropriately amend the Forms 10-QSB for fiscal 2005 to report under Regulation S-X.

Response: We agree that GAAP requires that the financial statements of the accounting acquirer be presented as the financial statements of the registrant. However, we find no statutes, regulations, literature, published rulings, telephone interpretations that suggest we look to the “accounting” acquirer in assessing S-B eligibility. We believe that the determination of S-B eligibility is a matter of law and not accounting rules.

Securities and Exchange Commission
Division of Corporation Finance
September 1, 2005

Regardless of the accounting treatment of Rim Holdings’ acquisition of the shares of Starway, under state corporate and securities laws, Rim Holdings, an S-B filer, acquired an interest in the shares of Starway. Rim Holdings’ reporting obligations under the Securities Act and the Exchange Act did not change upon such acquisition.

We note again that Item 10.a.2.iii of Regulation S-B provides “once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit…at the end of two consecutive years.” In the year 2003, Rim Holdings, Inc., reported total revenues of $695,167 on its Annual Report on Form 10-KSB for fiscal year ended 2003. Such revenue is clearly below the $25 Million revenue limit and the Company is thus eligible to use Regulation S-B disclosure. Item 10.a.2.v. of Regulation S-B further provides that “the determination (as to the reporting category) made for a reporting company at the end of its fiscal year governs all reports relating to the next fiscal year. An issuer may not change from one category to another with respect to its reports under the Exchange Act for a single fiscal year.” As a result, since its reporting category at the end of 2003 is S-B, the Company’s reporting category for 2004 is also S-B.

In the year 2004, the Company acquired an interest in Starway Management Limited (“Starway”). In the Annual Report of the Company for fiscal year ended 2004, the Company reported consolidated revenues of $ 30,997,070. We believe that since the Company acquired only a 50% interest in Starway and under no condition would the Company be entitled to actually receive more than half of the profits of Starway, the actual revenues of the Company can only be $15,498,535. However, even if we agree that the entire $30,997,070 be counted, the Company only exceeded the revenue limit in 2004. Under the transition rules provided by Item 10.a.2. of Regulation S-B, the Company continues to be a small business issuer until the end of the current fiscal year; and assuming that their revenues exceed $25 Million in 2005, the Company would be subject to Regulation S-K starting October 1, 2005.

Based on this analysis, we again believe that the Company is currently subject to Regulation S-B. The foregoing analysis is based on a reasonable interpretation of the transition rules currently in effect. We have researched this issue and did not find any published authorities to the contrary. If there are authorities that contradict our analysis, please feel free to forward it and we will be happy to review it. The Company is mindful of its filing category and pursuant to your comments will begin providing disclosures required by Regulation S-K after the end of this fiscal year.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                Very truly yours,

                Richardson & Patel LLP

/s/ Kevin K. Leung

Enclosures
cc (w/o encs.):	Mr. Sun Li, China Energy Savings Technology, Inc.
Mr. Dean Yamagata, Moore Stephens